November 4, 2020

VIA EDGAR

Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Concentrix Corporation
Registration Statement on Form 10
File No. 001-39494

Dear Ms. Ransom:

Reference is made to the Registration Statement on Form 10 (File No. 001-39494) (as amended to date, the “Registration Statement”), filed by Concentrix Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

SYNNEX Corporation (“SYNNEX”) has established November 17, 2020 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur at 12:01 a.m., Eastern time, on December 1, 2020.

The Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern time, on November 6, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

44111 Nobel Drive, Fremont, California 94538 | 800-747-0583 | www.concentrix.com

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Allison M. Leopold Tilley of Pillsbury Winthrop Shaw Pittman LLP, at (650) 233-4518. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Tilley and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Christopher A. Caldwell

Christopher A. Caldwell

President and CEO

cc:	Allison M. Leopold Tilley
Partner, Pillsbury Winthrop Shaw Pittman LLP

Simon Y. Leung
Senior Vice President, General Counsel and Corporate Secretary, SYNNEX Corporation

Steven L. Richie
Executive Vice President, Legal, Concentrix Corporation

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